UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 12, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marchex, Inc.

File No. 0-50658 - CF#36072

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Marchex, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 11, 2008 and Forms 10-Q filed on August 6, 2010 and November 12, 2013.

Based on representations by Marchex, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.25	10-K	March 11, 2008	through December 31, 2018
10.28	10-Q	August 6, 2010	through December 31, 2018
10.37	10-Q	November 12, 2013	through December 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary